Exhibit 99.2

May 15, 2018

To whom it may concern:

Company name: FRONTEO, Inc.
Representative: Masahiro Morimoto, Chief Executive Officer and President
(Stock Code: 2158, Tokyo Stock Exchange)
(Ticker Symbol: FTEO, NASDAQ)
Contact: Tomohiro Uesugi, Chief Financial Officer
Telephone: +81-3-5463-6344

Notice concerning differences between the forecasts for the year ended March 31, 2018, and the actual results, record of nonoperating expense (exchange loss), and reversal of deferred tax liabilities and deferred tax assets.

FRONTEO, Inc. announces differences between the revised consolidated forecasts for the year ended March 31, 2018, which were published on February 14, 2018, and the actual results that were published today. FRONTEO, Inc. also announces a reversal of deferred tax liabilities and deferred tax assets due to the enactment of the Tax Cuts and Jobs Act (the “Tax Reform Act”) in the United States for the year ended March 31, 2018.

Differences between the consolidated forecasts for the year ended March 31, 2018 and the actual results (April 1, 2017 through March 31, 2018):

	Net sales (million yen)	Operating income (million yen)	Ordinary income (million yen)	Net income attributable to owners of the parent (million yen)	Net income per share (yen)
Previously announced forecasts (A)	12,600	200	100	(895)	(23.55)
Actual results (B)	12,332	231	37	(725)	△19.08
Differences (B) – (A)	(268)	31	(63)	170	—
Changes (%)	(2.1)	15.5	(63.0)	—	—
(Reference) Actual results for the year ended March 31, 2017	11,207	(1,206)	(1,254)	(948)	(26.07)

Reason for the differences

Net sales and operating income remained almost the same from previously announced forecasts, whereas ordinary income fell short of expectations.  FRONTEO, Inc. recorded 192 million yen as a nonoperating expense in the year ended March 31, 2018 due to foreign exchange rate fluctuations.

Moreover, due to the enactment of the Tax Reform Act in the United States on December 22, 2017, the Company reevaluated and reversed both deferred tax assets and deferred tax liabilities of its consolidated subsidiary, FRONTEO USA, Inc. As a result, the Company will record a 161 million yen profit as deferred income taxes. Also as a result of the reevaluation, net income attributable to owners of the parent has become 725 million yen, which exceeds the amount of the Company’s forecast published on February 14, 2018 by 170 million yen.